June 12, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Attn:  Tracey McKoy, Division of Corporation Finance

RE:	American Ecology Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2009 Definitive Proxy Filed April 1, 2009 File No. 0-11688

Ladies and Gentlemen:

American Ecology Corporation (the “Company”) wishes to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 20, 2009 from Mr. Terence O’Brien to Mr. Stephen A. Romano (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on February 25, 2009 and the Definitive Proxy Statement filed April 1, 2009.  The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter.  For your convenience, each of the comments from the Staff in the Comment Letter is included in this letter in boldface type followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Liquidity and Capital Resources, pages 29

1.
We note that Honeywell accounted for 43%, 41% and 38% of revenue for the years ended December 31, 2008, 2007, and 2006, respectively.  We further note the contract with Honeywell expires in 2009.  Given the materiality of this customer to your operations and liquidity, in future filings please discuss and quantify the impact the expiration of this contract will have to your operations and liquidity.  Your discussion should address your ability to fund operations and satisfy debt obligations in the absence of cash flows from Honeywell.  Refer to Item 303 of Regulations S-K and Sections 501.03, 501.04, 501.12 and 501.13 of the Financial Reporting Codification for guidance.  Please also discuss whether you have been able to replace this significant contract.  In this regard, we note your disclosure on page 13 that many large projects are identified years in advance.

Securities and Exchange Commission
June 12, 2009

Response:

The Company acknowledges the Staff’s comment regarding the significance of the Honeywell contract which accounted for 43%, 41% and 38% of total revenue for the years ended December 31, 2008, 2007 and 2006, respectively.  The Company notes, however, that as disclosed on page 22 of our Form 10-K, approximately 75% of the total revenue generated from this contract relates to transportation service revenue, and transportation services may be provided at or near our cost.  The Company supplementally advises the Staff that since transportation services are indeed provided at or near our cost under the Honeywell contract, this project represents a significantly smaller portion of our net income than may initially be inferred from its total revenue.  Therefore, the Company respectfully submits that while Honeywell does represent a significant portion of our total revenue, it is not sufficiently material to the Company’s operations or liquidity that a quantification of the impact of the expiration of the contract is required.

The Company also notes that, consistent with the first risk factor on page 13 of our Form 10-K, non-recurring clean-up projects (“Event Business”) such as the Honeywell project, create variability in our revenue, gross profit, gross margin, operating income and net income from period to period.  Replacement of earnings from the Honeywell project is expected through a combination of smaller, identified and unidentified Event Business cleanup projects, increased waste throughput made possible by infrastructure improvements at our Robstown, Texas and Beatty, Nevada facilities, broader waste acceptance criteria at our Grand View, Idaho facility and the new petrochemical waste recycling service at our Robstown, Texas facility.  In the event we were unable to replace any of the Honeywell contract revenue we would still expect cash flows from operations to be sufficient to fund operations.  Also, the Company has no outstanding term debt or other significant debt obligations which would be affected by failure to replace revenues and earnings from the Honeywell contract.

Notwithstanding these considerations, beginning with our Form 10-Q for the quarter ending June 30, 2009 we will expand our disclosures in Liquidity and Capital Resources to include the following disclosure (or substantially similar disclosure):

“Work under the Honeywell contract represented [_]% of total revenue for the quarter ended June 30, 2009.  This project is expected to be completed in the third quarter of 2009.  While this contract represents a significant portion of the Company’s total revenue, approximately 75% of the revenue from this contract is for transportation services, which are provided at or near our cost.  At June 30, 2009, the Company had approximately [_] gondola rail cars assigned to the Honeywell project, of which [_] are owned and [ ] are under operating leases scheduled to expire in July and October 2009 consistent with planned project completion.  The Company expects that its expanded treatment and disposal capabilities, expanded permits, new technologies such as our thermal desorption and recycling services and continued strategy of maximizing operating leverage at its disposal sites will generate sufficient cash flows to continue to fund operations after the Honeywell contract is completed.”

Securities and Exchange Commission
June 12, 2009

Note 2.  Summary of Significant Accounting Policies, page 41
Revenue Recognition, page 42

2.
We note that you offer bundled service contracts for the transportation and the treatment and disposal of hazardous waste, which includes your contract with Honeywell.  In future filings, please revise your disclosures to address your accounting for these contracts in accordance with EITF 00-21.  Refer to paragraph 18 of EITF 00-21 for guidance.  Please provide us with the disclosure you intend to include in future filings.  If you do not believe these contracts are within the scope of EITF 00-21, please provide us with an explanation as to how you arrived at this conclusion.

Response:

The Company offers bundled contracts that are within the scope of EITF 00-21 that include two units of accounting: 1) treatment and disposal of waste and 2) transportation services.  Revenue is recognized on the treatment and disposal portion of the bundled arrangement when the waste has been treated and disposed in the landfill.  Revenue is recognized on the transportation services portion of the bundled arrangement when the transported waste is received at our disposal facility.  Additionally, the Company allocates the revenue associated with our bundled arrangements between the units of accounting utilizing the relative fair value method.

The Company supplementally advises the Staff that transportation services are never provided to customers on a stand-alone basis, and instead are always provided in connection with the treatment and disposal of waste at one of our disposal sites.  The receipt, treatment and disposal of the waste associated with our bundled service arrangements typically occur on the same day.  As a result, revenue associated with both units of accounting for our bundled arrangements is usually earned and recognized on the same business day.  Transportation revenue recognized in instances where treatment and disposal services do not occur on the same day the waste is received has not been material.

The Company accepts the Staff’s comment and will include the following disclosure (or substantially similar disclosure) in the Summary of Significant Accounting Policies footnote in future filings, beginning with our Form 10-Q for the quarter ending June 30, 2009:

Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, delivery and disposal have occurred or services have been rendered, the price is fixed or determinable and collection is reasonably assured. We recognize revenue from two primary sources: 1) waste treatment and disposal and 2) waste transportation services.

Waste treatment and disposal revenue results primarily from fees charged to customers for treatment and/or disposal of specified wastes. Waste treatment and disposal revenue is generally charged on a per-ton or per-yard basis based on contracted prices and recognized when services are complete and the waste is disposed of in our landfill.

Securities and Exchange Commission
June 12, 2009

Transportation revenue results from delivering customer waste to one of our disposal facilities for treatment and/or disposal. Transportation services are not provided on a stand-alone basis and instead are bundled with waste treatment and disposal services. We account for our bundled arrangements as multiple deliverable arrangements and accordingly use the provisions of Emerging Issues Task Force (“EITF”) 00-21 Revenue Arrangements with Multiple Deliverables.  The amount of revenue recognized for each deliverable (unit of accounting) of our bundled arrangements is determined using the relative fair value method.  Transportation revenue is recognized when the transported waste is received at our disposal sites.  Waste treatment and disposal revenue under bundled arrangements is recognized when services are complete and the waste is disposed in the landfill, which is generally the same day as receipt of the waste at the disposal site.

Burial fees collected from customers for each ton or cubic yard of waste disposed in our landfills are paid to the respective local and/or state government entity and are not included in revenue. Revenue and associated cost from waste that has been received but not yet treated and disposed of in our landfills are deferred until disposal occurs.

Our Richland, Washington disposal facility is regulated by the Washington Utilities and Transportation Commission (“WUTC”), which approves our rates for disposal of low-level radioactive waste regulated under the federal Atomic Energy Act (“LLRW”). Annual revenue levels are established based on a rate agreement with the WUTC at amounts sufficient to cover the costs of operation and provide us with a reasonable profit. Per-unit rates charged to LLRW customers during the year are based on our evaluation of disposal volume and radioactivity projections submitted to us by waste generators. Our proposed rates are then reviewed and approved by the WUTC. If annual revenue exceeds the approved levels set by the WUTC, we are required to refund excess collections to facility users on a pro-rata basis. The rate agreement in effect for 2009 began on January 1, 2008 and expires on January 1, 2014.

Note 15.  Operating Segments, page 54

3.
We note from your disclosures throughout your filing that you earn revenues from the treatment and disposal of waste at your four disposal facilities and also from transporting customer waste to your disposal facilities.  In future filings, please disclose revenues recognized from external customers for each of these services for each period presented.  Refer to paragraph 37 of SFAS 131.

Response:

The Company accepts the Staff’s comment and will separately disclose revenue recognized for waste treatment and disposal services and revenue recognized for transportation services from external customers in future filings, beginning with our Form 10-Q for the quarter ending June 30, 2009.

Securities and Exchange Commission
June 12, 2009

Item 15. Exhibits and Financial Statement Schedules, page 60
Exhibits 31.1 and 31.2

4.
We note that you added the word “annual” before the word “report” in paragraph 2 and that you deleted the word “the” before the phrase “registrant’s board of directors” from paragraph 5.  In future filings, please provide the certifications required by Rule 13a-14(a) in the exact form provided under Item 601(b)(31) of Regulation S-K.

Response:

The Company accepts the Staff’s comment and will provide the certifications required by Rule 13a-14(a) in the exact form provided under Item 601(b)(31) of Regulation S-K in future filings, beginning with our Form 10-Q for the quarter ending June 30, 2009.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 11
Elements of Compensation, page 14
Annual Short-Term Incentives, page 16

5.
We note that whether each of your named executive officers receives his full “Cash Incentive target” is “50% contingent on evaluation of such officer’s contribution to achieving Company priorities, as well as a subjective evaluation of the quality of the individual’s performance in carrying out assigned responsibilities.”  In future filings, please describe the specific company priorities and the elements of individual performance considered in conducting your subjective evaluation of each NEO.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company accepts the Staff’s comment and will expand our disclosures to describe the applicable company priorities and elements of individual performance considered by the Compensation Committee in conducting the subjective evaluation of each named executive officer beginning with the Definitive Proxy Statement on Schedule 14A for our 2010 annual meeting of stockholders.

6.
We note that you exceeded target operating income for 2008, and, thus, your performance-based payments under the “2008 MIP” were higher than target amounts.  In future filings, please clarify how actual payout percentages beyond target amounts were determined.  We note that you provided this information with respect to your “2009 MIP.”

Response:

The Company accepts the Staff’s comment and will disclose how actual payout percentages beyond target amounts are determined in future filings, beginning with the Definitive Proxy Statement on Schedule 14A for our 2010 annual meeting of stockholders.

Securities and Exchange Commission
June 12, 2009

7.
We note that, in addition to 2008 MIP compensation, Mr. Welling received quarterly payments under the 2004 Sales Incentive Plan based on a percentage of treatment and disposal revenue generated at your operating facilities (after certain exclusions).  In future filings, please disclose the actual percentage of revenue that Mr. Welling earns under the 2004 Sales Incentive Plan, and discuss how this percentage was determined.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

The Company accepts the Staff’s comment and will disclose the actual percentage of revenue that Mr. Welling earns under the 2004 Sales Incentive plan and discuss how this percentage was determined in future filings, beginning with the Definitive Proxy Statement on Schedule 14A for our 2010 annual meeting of stockholders.

Compensation Committee Report, page 19

8.
Please confirm, and in future filings disclose, that your compensation committee reviewed and discussed your compensation discussion and analysis with management and that, based on this review and discussion, your compensation committee recommended to your board of directors that it be included in your Form 10-K and incorporated filings.  See Item 407(e)(5)(i) of Regulation S-K.

Response:

The Company confirms that the Compensation Committee of the Board of Directors reviewed and discussed its compensation discussion and analysis (“CD&A”) with management, and that based on this review and discussion recommended to the Board of Directors that the CD&A be included in the Definitive Proxy Statement on Schedule 14A for the 2009 annual meeting of stockholders filed on April 1, 2009.  The Company accepts the Staff’s comment and will disclose in future filings that the Compensation Committee not only reviewed the CD&A but also discussed the CD&A with management, and that based on that review and discussion recommended that the CD&A be included in the Form 10-K and incorporated filings, beginning with the Definitive Proxy Statement on Schedule 14A for our 2010 annual meeting of stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance, page 36

9.
We note that one of your directors failed to timely file a change in beneficial ownership form.  In future filings in which you provide Item 405 disclosure, please identify the number of transactions, in addition to the number of reports that were not reported on a timely basis.  See Item 405(a)(2) of Regulation S-K.  Please also ensure that you accurately check (or leave unchecked) the related box on your Form 10-K cover page.

Response:

The Company accepts the Staff’s comment and will identify the number of transactions, in addition to the number of reports that were not reported on a timely basis, if any, in future filings, beginning with the Definitive Proxy Statement on Schedule 14A for our 2010 annual meeting of stockholders.  We will also ensure in future filings that we accurately check (or leave unchecked) the related box on our Form 10-K cover page beginning with our Form 10-K for the fiscal year ending December 31, 2009.

Securities and Exchange Commission
June 12, 2009

In addition, American Ecology Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 208.331.8400.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jeffrey R. Feeler
Jeffrey R. Feeler
Vice President and
Chief Financial Officer

cc:	Stephen A. Romano, Chief Executive Officer Stephen Leitzell, Dechert LLP Glen Storer, Deloitte & Touche LLP Todd Wall, Moss Adams LLP